
Mail Stop 4561

July 27, 2007

Sanjiv Khattri
Executive Vice President and Chief Financial Officer
General Motors Acceptance Corporation
200 Renaissance Center
P.O. Box 200
Detroit, Michigan 48265-2000

> **Re: General Motors Acceptance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended September 30, 2006, June**
> **30, 2006 and March 31, 2006**
> **File No. 1-03754**

Dear Mr. Khattri:

We have reviewed the responses in your letters filed on June 1, 2007 and June 20, 2007 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 16 – Derivative Instruments and Hedging Activities, page 97

1. On page 3 of your response to bullet point 3 to comment 1 of our letter dated April 10, 2007, you identify certain hedging relationships that did not satisfy the requirements of SFAS 133 for which you state that, "ResCap unwound the hedge accounting treatment applied during the periods when non-derivatives were used as the primary hedging instrument by releasing the related cumulative deferred amounts from OCI into the income statement in Q306." To help us better understand Residential Capital LLC's accounting for the unwinding of these cash flow hedges of anticipated future issuances of floating rate debt, please tell us the following:

    - Clarify what you mean by "primary hedging instruments";
    - Confirm whether there were any situations involving other, or "secondary," non-derivative hedging instruments where you did not

> unwind the effects of improperly applying hedge accounting for these
> hedges; and
>
> - Confirm, if true, that you released the entire amount deferred in OCI
>   related to these non-derivative hedging instruments in Q306.

2.   We note your response to comment 5 of our letter dated April 10, 2007, where
      you indicated that the shortcut method was used in certain circumstances where
      the trade date of the interest rate swap did not match the similar date for the
      hedged debt as some debt instruments were hedged after their settlement. We
      note that the issue of late hedging and the use of the shortcut method was recently
      discussed by the FASB and is one of the subjects covered in the proposed SFAS
      133 DIG Issue E23. We encourage you to monitor the status of this proposed
      DIG Issue.

3.   We note your response to comment 8 of our letter dated April 10, 2007. You state
      in your response that you assess hedge effectiveness on a daily basis through "a
      daily computation and evaluation of r-squared for each similar asset pool" and on
      a monthly basis "using r-squared, slope and the F-statistic in line with hedge
      documentation." In addition, you state that the daily analyses are considered
      "other relevant information" as permitted by SFAS 133 DIG E7. In light of your
      daily hedge period, and the fact that you have selected regression to assess
      effectiveness of these hedging relationships, we are still unclear as to why it is
      appropriate that you use only one of the statistical outputs to assess effectiveness
      on a daily basis and three statistical outputs to assess effectiveness on a monthly
      basis. In this regard, please address the following:

      - Whether you would have concluded the hedges were highly effective if
        you had considered the r-squared, slope and F-statistic for each of these
        hedging relationships on a daily basis;
      - Whether, in light of the fact that the software you utilize to calculate the
        statistical outputs for your hedging relationships can also calculate the
        slope and F-statistic without any additional information or effort, and the
        fact that your hedge period is daily, you plan to modify, on a prospective
        basis, the statistical outputs considered when performing the effectiveness
        assessment on a daily basis; and
      - Whether you have historically assessed the effectiveness of the fair value
        hedges of held-for-sale loans at Residential Capital LLC consistent with
        the process used at Commercial Mortgage. If so, please also address the
        two bulleted questions above for those hedging relationships.

4.   During our telephone discussion on July 20, 2007, we noted that the materiality
      analysis you provided indicated that for periods prior to the adoption of SAB 108
      you quantified financial statement misstatements using both the iron curtain and
      the rollover approaches, but the spreadsheets supporting your analysis appeared to
      only reflect the rollover approach. In describing the analysis provided, you

appeared to indicate that the application of the iron curtain component of your historical methodology differed depending on the timing of error identification and that you continued to apply this methodology upon the adoption of SAB 108. In order to help us understand your historical methodology and to evaluate whether it complies with SAB 108, please address the following:

- Describe for us the iron curtain component of your historical methodology with particular emphasis on how the timing of error discovery effects error quantification and the adjustment needed to correct the financial statements. Please apply your historical methodology to variations of the first fact pattern provided in SAB 108, which describes a $20 accumulating error, to help illustrate your description; and
- Tell us whether this methodology for quantifying financial statement misstatements was also followed by Residential Capital LLC.

5.   We note the analysis of summary of unadjusted differences and out of period adjustments for Residential Capital LLC does not separately identify the impact of out-of-period errors and originating errors on the 2005 and 2006 quarters, but instead shows the combined effect of correcting these two types of errors on both a quarterly and annual basis. Please provide a separate analysis quantifying the effects of originating errors to quarterly metrics and indicate whether such an analysis causes you to change any of your prior conclusions regarding materiality.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, Amit Pande, Assistant Chief Accountant, at (202) 551-3423, or me at (202) 551-3490 if you any questions.

Sincerely,

Donald A. Walker, jr.
Senior Assistant Chief Accountant